CORRESP 1 filename1.htm
VIA EDGAR

Ms. Sharon Blume
Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: World Acceptance Corporation (as used herein, the “Company” or “we,” “us,” “our,” or similar formulations as applicable)

Form 10-K for the Fiscal Year ended March 31, 2012
Filed May 29, 2012
Form 10-Q for the Quarter Ended September 30, 2012
Filed November 2, 2012
File No. 000-19599

Dear Ms. Blume:

     We refer to Ms. Blume’s letter dated February 5, 2013 which sets forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding Form 10-K for the fiscal year ended March 31, 20012 of World Acceptance Corporation (the “Company”) and the Form 10-Q for the Quarter Ended September 30, 2012 of the Company. Pursuant to the Company's conversation with Mr. John Spitz, the Company hereby requests additional time to respond to the Staff’s comments. The Company intends to respond to the Staff’s comments by March 11, 2013.

     If you have any questions, please do not hesitate to call the undersigned at (864) 298-9800.

Sincerely,

/s/ A.A. McLean III
A. A. McLean, III
Chairman of the Board and Chief Executive Officer
World Acceptance Corporation